Exhibit (a)(5)(A)

Bluegreen Vacations Holding Corporation Announces Amendment of Tender

Offer to Increase Offer Price to $25.00 per Share and

Extend Tender Offer Until December 23, 2022

BOCA RATON, Florida – December 12, 2022 – Bluegreen Vacations Holding Corporation (NYSE: BVH) (OTCQX: BVHBB) (the “Company”) announced today that it has amended its previously announced tender offer to purchase up to 4,500,000 shares of its Class A Common Stock to increase the offer price from $22.17 per share in cash to $25.00 per share in cash, in each case, less applicable holding taxes and without interest. The new offer price of $25.00 per share represents a 46.6% premium over the closing share price of the Company’s Class A Common Stock of $17.05 on November 2, 2022, the last trading day prior to the Company’s announcement of its intention to commence the tender offer. In connection with the amendment, the Company has extended the expiration time of the tender offer from 5:00 p.m., Eastern time, on Friday, December 9, 2022 until 5:00 p.m., Eastern time, on Friday, December 23, 2022 (unless further extended or earlier terminated).

Based on information provided by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, as of 5:00 p.m., Eastern time, on December 9, 2022, which was the previous expiration time of the tender offer, 1,895,853 shares had been tendered for purchase in the tender offer. Shareholders who have validly tendered and not withdrawn their shares do not need to re-tender their shares or take any other action in connection with the amendment and extension of the tender offer, and they will receive the increased purchase price for their shares if the tender offer is completed and those shares are not withdrawn prior to the new expiration time.

American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer. Laurel Hill Advisory Group, LLC is serving as information agent for the tender offer. Copies of the tender offer documents and requests for assistance may be directed to the information agent toll-free at (888) 742-1305.

The Company’s Board of Directors has authorized the Company to make the tender offer and approved the amendment and extension of the tender offer described in this press release. However, none of the Company, the Company’s Board of Directors, the information agent or the depositary, or any of their respective affiliates, makes any recommendation to the Company’s shareholders as to whether to tender or refrain from tendering their shares. No person is authorized to make any such recommendation. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. In doing so, shareholders should read carefully the information contained in, or incorporated by reference into, the Offer to Purchase and the related Letter of Transmittal (each, as amended and supplemented) pursuant to which the tender offer is being made (as described below), including, without limitation, the purposes and effects of the tender offer. Shareholders should also consult with their own brokers (if any) and tax and financial advisors prior to making a decision as to whether to tender their shares and, if so, how many shares to tender.

Press Release for Information Purposes Only

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s Class A Common Stock. The tender offer is being made solely by the Company’s Offer to Purchase, dated November 9, 2022, and the related Letter of Transmittal (each, as amended and supplemented). Shareholders should read the Company’s tender offer statement on Schedule TO and all amendments thereto, which have been filed with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, and all exhibits thereto, including the Offer to Purchase, the related Letter of Transmittal and the other tender offer materials, and, if applicable, any further amendments or supplements to the Schedule TO, including its exhibits, when they become available and are filed with the SEC, because they contain important information, including the various terms and conditions of the tender offer. Shareholders and investors may access these documents free of charge on the SEC’s website at www.sec.gov. Shareholders may also obtain copies of these documents, without charge, by contacting Laurel Hill Advisory Group, LLC, the information agent for the tender offer, toll-free at (888) 742-1305.

About Bluegreen Vacations Holding Corporation:

Bluegreen Vacations Holding Corporation (NYSE: BVH; OTCQX: BVHBB) is a leading vacation ownership company that markets and sells vacation ownership interests and manages resorts in popular leisure and urban destinations. The Bluegreen Vacation Club is a flexible, points-based, deeded vacation ownership plan with 70 Club and Club Associate Resorts and access to nearly 11,300 other hotels and resorts through partnerships and exchange networks. The Company also offers a portfolio of comprehensive, fee-based resort management, financial, and sales and marketing services to, or on behalf of, third parties.

For further information, please visit us at:

Bluegreen Vacations Holding Corporation: www.bvhcorp.com

Bluegreen Vacations Holding Corporation Contact Info:

Investor Relations: Leo Hinkley, Managing Director, Investor Relations Officer

Telephone: 954-399-7193

Email: Leo.Hinkley@bvhcorp.com

# # #

This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The forward looking statements in this press release are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results, performance, or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Risks and uncertainties include, but are not limited to, those relating to the tender offer described in this press release, including that the conditions to closing the tender offer may not be satisfied or, to the extent permitted by applicable law, may be waived by the Company’s Board of Directors in its sole discretion, uncertainties as to the amount of shares that will be tendered and purchased in the tender offer, and risks relating to the price and liquidity of the Company’s Class A Common Stock. Reference is also made to the risks and uncertainties relating to the business, operations, affairs, plans, strategy, results and financial condition of the Company detailed in reports filed by the Company with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2021 (including the “Risk Factors” section thereof) and Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, each of which may be viewed on the SEC’s website at www.sec.gov and on the Company’s website at www.bvhcorp.com. The Company cautions that the foregoing factors are not exclusive. Readers should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition, past performance may not be indicative of future results.